UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Idera Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
45168K306
(CUSIP Number)
Youssef El Zein
c/o Pillar Invest Offshore SAL
Starco Center, Bloc B, Third Floor
Omar Daouk Street
Beirut 2020-3313, Lebanon
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45168K306	Page	2	of	11

1	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		5,524,114*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,524,114*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,524,114*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*This Schedule 13D is filed by Pillar Pharmaceuticals I LP (“Pillar”), Pillar Invest Corporation (“Pillar GP”) and Youssef El Zein (together with Pillar and Pillar GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Pillar and Pillar GP expressly disclaim beneficial ownership of any shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), held directly by Mr. El Zein, and Mr. El Zein expressly disclaims beneficial ownership of any shares of Common Stock held directly by Pillar and indirectly by Pillar GP. Pillar directly holds (i) 1,124,260 shares of the Issuer’s Series D Convertible Preferred Stock (the “Preferred Stock”), which are convertible at any time, at the holder’s election, on a 1-for-5 basis (subject to adjustment and certain other limitations on conversion described below), into shares of Common Stock; and (ii) warrants (the “Warrants”) representing 2,810,650 shares of Common Stock, which are presently exercisable. Mr. El Zein directly holds 586,101 shares of Common Stock and options to buy 58,710 shares of Common Stock, which are exercisable within sixty days of the Closing Date. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), the number of shares of Common Stock beneficially owned by the Reporting Persons reported herein, and the applicable percentage, represent (A) shares of Common Stock into which Pillar’s shares of Preferred Stock are convertible assuming that only Pillar converted its shares of Preferred Stock and that no other holder of Preferred Stock converted any shares of Preferred Stock; (B) shares of Common Stock issued upon Pillar’s exercise of its Warrants and that no other holder of Warrants exercisable for shares of Common Stock exercised any such Warrants and (C) shares of Common Stock issued upon Mr. El Zein’s exercise of its vested options and that no other holder of options exercisable for shares of Common Stock exercises any such options. In addition, the terms of the Preferred Stock and the Warrants provide that the Issuer shall not effect (1) any conversion of Preferred Stock or (2) any exercise of Warrants, for a number of shares of Common Stock in excess of that number of shares of Common Stock which, upon giving effect to such conversion or exercise, as the case may be, would cause (a) the aggregate number of shares of Common Stock beneficially owned by Pillar and its affiliates to exceed 19.99% of the total number of issued and outstanding shares of Common Stock of the Issuer as of the Closing Date, or (b) the combined voting power of the securities of the Issuer beneficially owned by Pillar and its affiliates to exceed 19.99% of the combined voting power of all of the securities of the Issuer outstanding as of the Closing Date. Accordingly, the 5,524,114 shares of Common Stock reported above represent 19.99% of the 27,634,389 shares of Common Stock outstanding as of the Closing Date (as defined below).

CUSIP No.	45168K306	Page	3	of	11

1	NAMES OF REPORTING PERSONS Pillar Invest Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		5,524,114*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,524,114*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,524,114*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Pillar and Pillar GP expressly disclaim beneficial ownership of any shares of Common Stock held directly by Mr. El Zein, and Mr. El Zein expressly disclaims beneficial ownership of any shares of Common Stock held directly by Pillar and indirectly by Pillar GP. Pillar directly holds (i) 1,124,260 shares of Preferred Stock, which are convertible at any time, at the holder’s election, on a 1-for-5 basis (subject to adjustment and certain other limitations on conversion described below), into shares of Common Stock; and (ii) Warrants representing 2,810,650 shares of Common Stock, which are presently exercisable. Mr. El Zein directly holds 586,101 shares of Common Stock and options to buy 58,710 shares of Common Stock, which are exercisable within sixty days of the Closing Date. Pursuant to Rule 13d-3 of the Exchange Act, the number of shares of Common Stock beneficially owned by the Reporting Persons reported herein, and the applicable percentage, represent (A) shares of Common Stock into which Pillar’s shares of Preferred Stock are convertible assuming that only Pillar converted its shares of Preferred Stock and that no other holder of Preferred Stock converted any shares of Preferred Stock; (B) shares of Common Stock issued upon Pillar’s exercise of its Warrants and that no other holder of Warrants exercisable for shares of Common Stock exercised any such Warrants and (C) shares of Common Stock issued upon Mr. El Zein’s exercise of its vested options and that no other holder of options exercisable for shares of Common Stock exercises any such options. In addition, the terms of the Preferred Stock and the Warrants provide that the Issuer shall not effect (1) any conversion of Preferred Stock or (2) any exercise of Warrants, for a number of shares of Common Stock in excess of that number of shares of Common Stock which, upon giving effect to such conversion or exercise, as the case may be, would cause (a) the aggregate number of shares of Common Stock beneficially owned by Pillar and its affiliates to exceed 19.99% of the total number of issued and outstanding shares of Common Stock of the Issuer as of the Closing Date, or (b) the combined voting power of the securities of the Issuer beneficially owned by Pillar and its affiliates to exceed 19.99% of the combined voting power of all of the securities of the Issuer outstanding as of the Closing Date. Accordingly, the 5,524,114 shares of Common Stock reported above represent 19.99% of the 27,634,389 shares of Common Stock outstanding as of the Closing Date.

CUSIP No.	45168K306	Page	4	of	11

1	NAMES OF REPORTING PERSONS Youssef El Zein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France and Lebanon

	7	SOLE VOTING POWER

NUMBER OF		5,524,114*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,524,114*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,524,114*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. Pillar and Pillar GP expressly disclaim beneficial ownership of any shares of Common Stock held directly by Mr. El Zein, and Mr. El Zein expressly disclaims beneficial ownership of any shares of Common Stock held directly by Pillar and indirectly by Pillar GP. Pillar directly holds (i) 1,124,260 shares of Preferred Stock, which are convertible at any time, at the holder’s election, on a 1-for-5 basis (subject to adjustment and certain other limitations on conversion described below), into shares of Common Stock; and (ii) Warrants representing 2,810,650 shares of Common Stock, which are presently exercisable. Mr. El Zein directly holds 586,101 shares of Common Stock and options to buy 58,710 shares of Common Stock, which are exercisable within sixty days of the Closing Date. Pursuant to Rule 13d-3 of the Exchange Act, the number of shares of Common Stock beneficially owned by the Reporting Persons reported herein, and the applicable percentage, represent (A) shares of Common Stock into which Pillar’s shares of Preferred Stock are convertible assuming that only Pillar converted its shares of Preferred Stock and that no other holder of Preferred Stock converted any shares of Preferred Stock; (B) shares of Common Stock issued upon Pillar’s exercise of its Warrants and that no other holder of Warrants exercisable for shares of Common Stock exercised any such Warrants and (C) shares of Common Stock issued upon Mr. El Zein’s exercise of its vested options and that no other holder of options exercisable for shares of Common Stock exercises any such options. In addition, the terms of the Preferred Stock and the Warrants provide that the Issuer shall not effect (1) any conversion of Preferred Stock or (2) any exercise of Warrants, for a number of shares of Common Stock in excess of that number of shares of Common Stock which, upon giving effect to such conversion or exercise, as the case may be, would cause (a) the aggregate number of shares of Common Stock beneficially owned by Pillar and its affiliates to exceed 19.99% of the total number of issued and outstanding shares of Common Stock of the Issuer as of the Closing Date, or (b) the combined voting power of the securities of the Issuer beneficially owned by Pillar and its affiliates to exceed 19.99% of the combined voting power of all of the securities of the Issuer outstanding as of the Closing Date. Accordingly, the 5,524,114 shares of Common Stock reported above represent 19.99% of the 27,634,389 shares of Common Stock outstanding as of the Closing Date.

CUSIP No.	45168K306	Page	5	of	11

ITEM 1.	Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Idera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), with its principal executive offices located at 167 Sidney Street, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.
(a) This Schedule 13D is being filed by Pillar Pharmaceuticals I LP, a Cayman Island limited partnership (“Pillar”), Pillar Invest Corporation, a Cayman Island exempted company (“Pillar GP”), and Youssef El Zein.
Each of the foregoing persons or entities is referred to herein as a “Reporting Person” or collectively as the “Reporting Persons.”
Pillar is the direct holder of the shares of Series D Convertible Preferred Stock (the “Preferred Stock”) and the warrants (the “Warrants”) to purchase shares of Common Stock described in this Schedule 13D. Mr. El Zein is the direct holder of the shares of Common Stock and options to purchase shares of Common Stock described in this Schedule 13D. Pillar is a private investment fund engaged in the business of acquiring, holding and disposing of investments in various companies. Pillar GP is the general partner of Pillar. Mr. El Zein is a director and controlling stockholder of Pillar GP.
(b) The business address of each of the foregoing Reporting Persons is c/o Pillar Invest Offshore SAL, Starco Center, Bloc B, Third Floor, Omar Daouk Street, Beirut 2020-3313, Lebanon.
(c) Youssef El Zein is a director and controlling stockholder of Pillar GP. Pillar GP’s principal business consists of investment management.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Youssef El Zein is a citizen of France and the Republic of Lebanon.

ITEM 3.	Source and Amount of Funds or Other Consideration.
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	Purpose of Transaction.
Convertible Preferred Stock and Warrant Purchase Agreement
On November 4, 2011, Pillar and the Issuer entered into a Convertible Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”) pursuant to which Pillar agreed to acquire from the Issuer (i) 1,124,260 shares of Preferred Stock and (ii) Warrants to purchase 2,810,650 shares of Common Stock, for an aggregate purchase price of $9,499,997. The transaction closed on November 4, 2011 (the “Closing Date”). The source of funds for the purchase was the working capital of Pillar.
Limitations on Conversion and Exercise
The terms of the Preferred Stock and the Warrants provide that the Issuer shall not effect (i) any conversion of Preferred Stock or (ii) any exercise of Warrants, for a number of shares of Common Stock in excess of that number of shares of Common Stock which, upon giving effect to such conversion or exercise, as the case may be, would cause (A) the aggregate number of shares of Common Stock beneficially owned by Pillar and its affiliates to exceed 19.99% of the total number of issued and outstanding shares of Common Stock of the Issuer as of the Closing Date, or (B) the combined voting power of the securities of the Issuer beneficially owned by Pillar and its affiliates to exceed 19.99% of the combined voting power of all of the securities of the Issuer outstanding as of the Closing Date.

CUSIP No.	45168K306	Page	6	of	11

Standstill
The Purchase Agreement provides that, for so long as the total number of shares of Common Stock beneficially owned by Pillar and its affiliates exceeds 15% of the then outstanding shares of Common Stock, neither Pillar nor its affiliates will, directly or indirectly (unless specifically invited in writing by the Issuer to do so):
(a) effect or seek, initiate, offer or propose (whether publicly or otherwise) or participate in, any acquisition of any securities (or beneficial ownership thereof) or assets of the Issuer; any tender or exchange offer, merger, consolidation or other business combination involving the Issuer; any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer; or any “solicitation” of “proxies” or consents to vote any voting securities of the Issuer; provided, that this clause (a) shall not restrict the ability of any director of the Issuer that is affiliated with Pillar to (i) acquire, exercise or dispose of any stock options or other equity securities of the Issuer received as compensation for serving as a director or (ii) perform his or her duties as a director of the Issuer;
(b) form, join or in any way participate in a “group” with respect to any securities of the Issuer;
(c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Issuer;
(d) take any action which could reasonably be expected to force the Issuer to make a public announcement regarding any of the types of matters set forth in clause (a), (b) or (c) above; or
(e) enter into any agreements, discussions or arrangements with any third party with respect to any of the foregoing.
This standstill provision shall not restrict Pillar’s ability to exercise its preemptive rights as more fully described below under the heading “Preemptive Rights”.
Voting
On any matter presented to the stockholders of the Issuer for their action or consideration at any meeting of stockholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast a number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
The Purchase Agreement provides that, for so long as the total number of shares of Common Stock beneficially owned by Pillar and its affiliates exceeds 15% of the then outstanding shares of Common Stock, in any election of directors and in any other vote to be taken by the stockholders of the Issuer (whether taken at an annual or special meeting of stockholders or by written action), Pillar and its affiliates will vote such number of shares of Common Stock beneficially owned by Pillar and its affiliates in excess of 15% in the same manner as, and in the same proportion to, the votes cast by the other holders of the Company’s Common Stock or other voting securities.
Preemptive Rights
The Purchase Agreement provides that, in the event the Issuer on or prior to the earlier of (i) November 4, 2014 and (ii) the day that Pillar holds a number of shares of Preferred Stock (including shares of Common Stock issued upon conversion of the Preferred Stock) which is less than 50% of the number of shares of Preferred Stock purchased by Pillar, proposes to:
(a) privately sell and issue securities of the Issuer, Pillar shall have the option to purchase, on the same terms and conditions offered by the Issuer to the other purchasers of such securities in such additional financing, up to that percentage of the securities sold in such additional financing equal to (A) the number of shares then held by Pillar as compared to (B) the total number of shares then outstanding, which pro rata amount shall not exceed 19.99% of such additional financing or

CUSIP No.	45168K306	Page	7	of	11

(b) enter into a loan financing for the purpose of raising capital and not for the purpose of purchasing equipment, or privately sell and issue convertible debt securities or preferred stock of the Issuer that ranks senior to the Preferred Stock, Pillar shall have the option to participate in such loan financing or other senior financings, on the same terms and conditions offered by the Issuer to the other participants or purchasers of securities in such senior financings, up to that percentage of the amount of the loan financing or of the securities sold in such senior financing equal to the product of:
(I) A fraction, the numerator of which equals the number of shares then held by Pillar and the denominator of which equals the total number of shares issued to Pillar; and
(II) If the closing date of the senior financing is on or prior to (i) November 4, 2012, 50%, (ii) November 4, 2013, 40%, or (iii) November 4, 2014, 30%.
Registration Rights Agreement
In connection with the Purchase Agreement, Pillar entered into a Registration Rights Agreement, dated November 4, 2011 (the “Registration Rights Agreement”), with the Issuer. The Registration Rights Agreement provides that the Company will file a resale registration statement (the “Resale Registration Statement”) covering the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants. The Issuer agreed to use its reasonable best efforts to cause to become effective the Resale Registration Statement on or prior to February 2, 2012.
If (i) the Resale Registration Statement is not declared effective on or before March 4, 2012 or (ii) after the Resale Registration Statement has been declared effective, sales of any of the Registrable Securities (as defined in the Registration Rights Agreement) cannot be made pursuant to such Resale Registration Statement because such Resale Registration Statement has been suspended (except as a result of a permitted suspension as provided in the Registration Rights Agreement), then the Issuer shall pay to Pillar an amount equal to the product of (A) the aggregate purchase price of the Preferred Stock then held by Pillar, multiplied by (B) one hundredths (.01), for each thirty (30) day period thereafter. Notwithstanding the foregoing, in no event shall the Issuer be obligated to make payments to Pillar in an aggregate amount that exceeds 10% of the aggregate purchase price paid by Pillar for the Preferred Stock.
The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to the Issuer’s performance of the Registration Rights Agreement. The Registration Rights Agreement contains customary cross-indemnification provisions.
The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement and of the terms the Certificate of Designations, Preferences and Rights of the Preferred Stock and the Form of Warrant issued to Pillar (collectively, the “Transaction Documents”) do not purport to be complete and are qualified in their entirety by the terms of each such document, which are attached hereto as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.
Additional Disclosure
The Preferred Stock and Warrants reported herein were acquired solely for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer.

CUSIP No.	45168K306	Page	8	of	11

The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expects from time to time to consult with management and other stockholders of the Issuer. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, (i) to hold its shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of the shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.
Other than as described above and as set forth in the Agreements, the Reporting Persons do not have any plans or proposals which would result in any of the following:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) Any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.
(a) and (b) Pillar directly holds (i) 1,124,260 shares of Preferred Stock; and (ii) Warrants representing 2,810,650 shares of Common Stock. Pursuant to Rule 13d-3 of the Exchange Act, the number of shares of Common Stock beneficially owned by the Reporting Persons reported herein, and the applicable percentage, represent (A) shares of Common Stock into which Pillar’s shares of Preferred Stock are convertible assuming that only Pillar converted its shares of Preferred Stock and that no other holder of Preferred Stock converted any shares of Preferred Stock; (B) shares of Common Stock issued upon Pillar’s exercise of its Warrants and that no other holder of Warrants exercisable for shares of Common Stock exercised any such Warrants and (C) shares of Common Stock issued upon Mr. El Zein’s exercise of its vested options and that no other holder of options exercisable for shares of Common Stock exercises any such options. In addition, the terms of the Preferred Stock and the Warrants provide that the Issuer shall not effect (1) any conversion of Preferred Stock or (2) any exercise of Warrants, for a number of shares of Common Stock in excess of that number of shares of Common Stock which, upon giving effect to such conversion or exercise, as the case may be, would cause (a) the aggregate number of shares of Common Stock beneficially owned by Pillar and its affiliates to exceed 19.99% of the total number of issued and outstanding shares of Common Stock of the Issuer as of the Closing Date, or (b) the combined voting power of the securities of the Issuer beneficially owned by Pillar and its affiliates to exceed 19.99% of the combined voting power of all of the securities of the Issuer outstanding as of the Closing Date. Accordingly, each of Pillar and Pillar GP is reporting beneficial ownership of 5,524,114 shares of Common Stock, which represents 19.99% of the 27,634,389 shares of Common Stock outstanding as of the Closing Date. Pillar and Pillar GP expressly disclaim beneficial ownership of the shares of Common Stock held directly by Mr. El Zein.

CUSIP No.	45168K306	Page	9	of	11

Mr. El Zein, as director and controlling stockholder of Pillar GP, may be deemed to have sole power to direct the voting and disposition of the shares of Common Stock directly held by Pillar, and Mr. El Zein also directly holds 586,101 shares of Common Stock and options to buy 58,710 shares of Common Stock, which are exercisable within sixty days of the Closing Date. Accordingly, Mr. El Zein is reporting beneficial ownership of 5,524,114 shares of Common Stock, which represents 19.99% of the 27,634,389 shares of Common Stock outstanding as of the Closing Date. Mr. El Zein expressly disclaims beneficial ownership of the shares of Common Stock held directly by Pillar and indirectly by Pillar GP.
(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.
(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.
(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 3:	Registration Rights Agreement, between the Company and Pillar, dated November 4, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 4:	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 5:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

CUSIP No.	45168K306	Page	10	of	11

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
EXECUTED as a sealed instrument this 14th day of November, 2011.

PILLAR PHARMACEUTICALS I LP
By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR INVEST CORPORATION
By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

/s/ Youssef El Zein
Youssef El Zein

CUSIP No.	45168K306	Page	11	of	11

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 3:	Registration Rights Agreement, between the Company and Pillar, dated November 4, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 4:	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 5:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)